February 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Song P. Brandon, Esq.

Re:	Google Inc.
Schedule TO-I
Filed February 3, 2009
File No. 5-80032

Ladies and Gentlemen:

On behalf of Google Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 13, 2009, relating to the Company’s Schedule TO-I filed February 3, 2009 (File No. 5-80032). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Schedule TO-I

Exhibit (a)(1)(A): Offer to Exchange

Conditions to This Exchange Offer, page 33

1.	We note your disclosure that the board may determine “in its sole discretion to withdraw or terminate this Exchange Offer” and retains the authority in its “sole discretion, to extend, amend, withdraw or terminate” the exchange offer. The inclusion of offer conditions is permissible when the determination of whether such conditions have been triggered is based on objective criteria, independently verifiable and outside of the offeror’s control. In your case, however, the language suggesting that your board in its “sole discretion” may terminate the offer for any reason at any time makes your offer an illusory offer and therefore, in contravention of Section 14(e) of the Exchange Act. Please revise your document to remove this implication, or tell us how this language as presently drafted does not make the offer illusory. Also specify the nature of the conditions to the offer or clarify that the offer is unconditional.

Securities and Exchange Commission

February 17, 2009

In response to the Staff’s comment, we propose revising the “Conditions of This Exchange Offer” section to read:

“Notwithstanding any other provision of this Exchange Offer, we will not be required to accept any Eligible Options tendered for exchange, and we may withdraw or terminate this Exchange Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date: (1) we are prohibited by applicable securities laws from giving effect to the Exchange Offer; (2) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material adverse change in our business or financial condition; or (3) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see “This Exchange Offer–Purposes of This Exchange Offer”).”

These are the only circumstances in which the Company would expect to cancel or otherwise postpone its acceptance of options tendered for exchange under the Exchange Offer.

Financial Information, page 39

2.	Please revise this section to include a cross reference to Schedule OO, which includes your selected summarized financial information.

In response to the Staff’s comment, we will modify this section to include a cross reference to Schedule OO.

Miscellaneous, page 46

3.	We note the disclosure in the first full paragraph of this section where you disclose that “this Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, Eligible Optionholders residing in” jurisdictions where the Exchange Offer would violate applicable law. We also note the language on page 4 to Exhibit (a)(1)(H) entitled “Exchange Offer Considerations and Case Studies” where you disclose that “[s]ome countries may be excluded [from the offer] due to local law.” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

We respectfully advise the Staff that all holders of eligible options (including every officer of the Company who holds eligible options), regardless of their state or other jurisdiction of residence, have been included in the offer to exchange. We will revise this section of the Exchange Offer and Exhibit (a)(1)(H) to clarify this eligibility provision.

Securities and Exchange Commission

February 17, 2009

Exhibits (a)(1)(C) and (a)(1)(D): Election Forms

4.	We note the language contained in these election forms stating that the option holder has “read, understand and agree to be bound by all of the terms and conditions of the Exchange Offer.” It is not appropriate to require security holders to attest to the fact that they “have read and understand” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials. Alternatively, amend the form to include a legend in bold typeface that indicates the company neither views the certification made by option holders that they have read the offering materials as a waiver of liability and that the company will not assert that this provision constitutes a waiver of liability.

We respectfully advise the Staff that we will modify the election forms to delete any references to a requirement that an optionee affirmatively acknowledge reading and understanding the terms and conditions of the Exchange Offer. Instead, we propose modifying the election forms to state that the optionee “has had the opportunity to read and agrees to be bound by all of the terms and conditions of the Exchange Offer.” With respect to the election forms that have been executed and returned by an optionee prior to the filing of Amendment No. 1 to the Exchange Offer, the Company agrees that it will not use the previous language in any election form received from an optionee as a defense to potential claims from the optionee regarding the instructions to such election form.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 17, 2009

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3969. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon Avina

Jon Avina, Esq.

cc:	Donald Harrison, Esq.

Katherine Stephens, Esq.

Google Inc.